

April 1, 2015

William M. Brown
President and Chief Executive Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

>   **Re: Harris Corporation**
>   **Registration Statement on Form S-4**
>   **Filed March 5, 2015**
>   **File No. 333-202539**

Dear Mr. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Exelis has not disclosed in this registration statement the information required by paragraph (a)(7) of Item 18 of Form S-4 which requires certain information for each person who will serve as a director or an executive officer of the surviving or acquiring company. Additionally, we note your disclosure in the New Management Arrangements section on page 138 that new management arrangements have not yet been determined. Finally, we note that Exelis has incorporated by reference into this registration statement its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We also note, however, that certain portions of Exelis' Definitive Proxy Statement for its 2015 Annual Meeting of Shareholders are to be incorporated by reference into such Annual Report. Please confirm your understanding, to the extent applicable, that Exelis may need to file its Definitive Proxy Statement for its 2015

Annual Meeting of Shareholders, amend its Annual Report to include the information required by Part III of Form 10-K, or include the required Item 18 information in this registration statement prior to requesting acceleration of the effectiveness of this registration statement. To the extent you do not believe additional Item 18 information is required, please advise.

Summary, page 11

Interests of Exelis' Directors and Executive Officers in the Merger, page 16

2. Please briefly describe the interests of Exelis' directors and officers in the proposed business combination here.

Recommendation of the Exelis Board; Exelis' Reasons for the Merger, page 78

3. Please refer to the second bullet point on page 80. We note that the Exelis board of directors considered that Exelis shareholders would benefit from the synergies expected to result from the merger. We further note that the Harris board of directors considered certain synergies disclosed on page 97. To the extent known at the time, please revise to quantify here the anticipated synergies expected to be realized from the merger that the Exelis board of directors considered.

Opinion of J.P. Morgan, page 83

4. Please provide us with a copy of the board book and any other materials prepared by J.P. Morgan.

Analysis of Exelis, page 85

Selected Transaction Multiples Analysis for Exelis, page 87

5. Please revise to disclose the FV to LTM EBITDA multiple for each selected transaction.

Value Creation Analysis, page 91

6. Please refer to the last paragraph on page 92. We note your disclosure that Exelis has agreed to pay J.P. Morgan a fee based on a percentage of the total transaction value which is expected to be approximately $19 million, a portion of which was payable upon the delivery by J.P. Morgan of its opinion, and the remainder of which is due upon the consummation of the merger. Please revise to quantify the portion of the fee which has already been paid to J.P. Morgan. Refer to Item 1015(b)(4) of Regulation M-A.

<u>Harris' Reasons for the Merger, page 97</u>

7. We note that the Harris board of directors received certain advice from Morgan Stanley. However, we also note that this advice from Morgan Stanley was not included as a factor, positive or negative, which affected Harris board of directors' recommendations. Please tell us how Morgan Stanley's advice affected the recommendation of the Harris board of directors.

<u>Litigation Related to the Merger, page 101</u>

8. Please provide us with a copy of the complaint for the shareholder litigation action discussed in this section.

<u>The Merger Agreement, page 102</u>

9. We note the statement that information concerning the subject matter of the representations and warranties may have changed after the date of the merger agreement and do not purport to be accurate as of the date of the proxy statement/prospectus. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to clarify the statements included in the filing.

<u>Signatures, page II-5</u>

10. Please revise the second half of your signature page to include the signature of your principal executive officer. Refer to Instruction 1 to Signatures on Form S-4. In this regard, we note that Mr. Brown signed the first half of your signature page on behalf of the registrant but not in his individual capacity.

<u>Exhibit 5.1</u>

11. We note that you have not filed Exhibit 5.1. Please file a fully executed and dated opinion of counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Keith A. Pagnani, Esq.
        Sullivan & Cromwell LLP